UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2021

Commission File Number: 001-40566

TABOOLA.COM LTD.
(Translation of registrant’s name into English)

16 Madison Square West 7th Floor
 New York, NY 10010
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

EXPLANATORY NOTE

Background

On October 10, 2021, Taboola.com Ltd. (“Taboola” or the “Company”) filed a motion with the Tel Aviv District Court Economic Department (the “Israeli court”) for approval of a program of up to $60,000,000, to be utilized, if so determined by its board of directors, in connection with a net issuance mechanism to satisfy tax withholding obligations related to equity-based compensation on behalf of its directors, officers and other employees and possible future share repurchases. The Company does not have a current intention to adopt a share repurchase program.

Taboola is organized under the laws of the State of Israel. Under Israeli law, use of a net issuance mechanism to satisfy tax withholding obligations of persons who hold a company’s equity-based awards may be deemed a share repurchase that requires, in certain cases, a court approval to protect the interests of its creditors.

Net issuance mechanisms are widely used in U.S. equity plans and do not require court approval. The Company has broad-based equity plans in order to attract and retain talent.

Net Issuance Mechanism

A net issuance mechanism in a company’s equity plan allows the company to withhold from a grantee’s equity award (e.g., restricted stock units or options) the number of shares equal in value to the estimated taxes due on such equity award and release the net, or remaining, number of shares to the grantee’s account. The number of shares withheld is generally based on the fair market price of the shares on a specified date or dates before the withholding. The company then pays the relevant tax authority on behalf of the grantee from its own cash.

Israeli Court Approval

On October 5, 2021, the Company’s board of directors determined that the ability to use a net issuance mechanism is in the Company’s best interests because it (i) assists employees in the U.S. (and other jurisdictions that tax the Company’s employees on the vesting and/or exercise of certain equity awards including, but not limited to, the United Kingdom, France, Spain, India, Mexico and Brazil) in managing the tax liability associated with the vesting or exercise of equity awards, (ii) can mitigate the dilution of outstanding shares caused by the number of new shares issued under the Company’s equity award programs, and (iii) potentially reduces market disruption associated with grantee sales to cover taxes on equity award vesting or exercise in accordance with Company vesting or exercise schedules.  Accordingly, the Company is seeking the Israeli court approval.

The Company’s motion, if approved as requested, would also permit the Company to engage, if so determined by its board of directors, in share repurchase programs.  Any such share repurchase program and the use of a net issuance mechanism would be subject to the aggregate $60,000,000 limit.

If granted, the approval by the Israeli court would be limited to the period specified in the Israeli court decision which is typically a six (6) month period.

Assuming the Israeli court approves the Company’s motion, the Company expects to make successive requests to the Israeli court for approval to use the net issuance mechanism for the foreseeable future for awards in the U.S. and other jurisdictions where vesting and/or exercise triggers a tax liability for the Company’s directors, officers and other employees, absent unusual circumstances, and possible future share repurchase plans.  Taxation is not currently triggered by the vesting and/or exercise of equity awards in Israel.

Related Development

In a related development, to enable certain executives and directors and the Company to obtain the potential benefits of the net issuance mechanism, the Company expects to seek shareholder approval at a special shareholder general meeting to be held in December 2021 to amend its current compensation policy and compensation terms of the Company’s directors and Chief Executive Officer in accordance with Israeli law to permit net issuance or other mechanisms to satisfy tax withholding obligations related to equity-based compensation. Full details of the special shareholder general meeting will be included in a proxy statement to be furnished to the U.S. Securities and Exchange Commission, which will be made available in advance to the Company’s shareholders of record who will be entitled to vote at the special shareholder meeting.

Forward-Looking Statements

This Report on Form 6-K (the “Form 6-K”) contains forward-looking statements. All statements contained in this Form 6-K that do not relate to matters of historical fact should be considered forward-looking statements, including, without limitation, statements regarding the pending Israeli court approval and net issuance mechanism. These forward-looking statements are based on management's current expectations. The Company’s initial motion or any subsequent motions may not be approved for the full amount requested or at all.  The Company’s failure in whole or in part to obtain the initial or any subsequent request for approval from the Israeli court could prevent or reduce the Company’s ability to obtain the potential benefits of net issuance for itself, its employees and its shareholders. Forward-looking statements are neither promises nor guarantees, and involve known and unknown risks, uncertainties and other important factors that may cause our actual results, performance or achievements to be materially different from our expectations expressed or implied by the forward-looking statements, including without limitation the important factors discussed under the caption “Risk Factors” in our Registration Statements on Form F-1 and Form F-4 and our other SEC filings. Any such forward-looking statements represent management's estimates as of the date of this Form 6-K. While we may elect to update such forward-looking statements at some point in the future, we disclaim any obligation to do so, even if subsequent events cause our views to change, except as may be required by law. These forward-looking statements should not be relied upon as representing our views as of any date subsequent to the date of this Form 6-K.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TABOOLA.COM LTD.

Date: October 12, 2021	By	/s/ Shelly Paioff
Shelly Paioff
General Counsel and Corporate Secretary